Exhibit 99.1

Yiren Digital Announced Changes in Board Composition and Management Team

BEIJING, Dec. 27, 2019 /PRNewswire/ — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, announced today changes to its board of directors (the “Board”) and management team.

Mr. Jingsheng Huang, Yiren Digital’s current independent director, will become a senior advisor to CreditEase, the Company’s parent company and controlling shareholder, and jointly manage the new Impact Investment Fund for CreditEase Wealth Management Division. Mr. Huang will remain as a director of the Board but no longer serve as an independent member of the Board, including as a member of all committees of the Board on which he served, effective January 1, 2020. To fill the independent director vacancy, the Board welcomes the appointment of Mr. Hao Li as an independent director of the Company and as a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, effective January 1, 2020.  Upon the effectiveness of his appointment, Mr. Li will perform his duties as an independent member of the Board and the three board committees mentioned above.

Mr. Li is the founder and chairman of the board of CTG Group, a human resource services provider in China. As a well-regarded business entrepreneur, Mr. Li founded CTG Group in his early twenties in 2003 and developed the company into a leading human resource management company in China that has served over 25,000 corporate clients covering 500 cities over the past 16 years.

Mr. Ning Tang, CEO of the Company and Executive Chairman of the Board, commented, “On behalf of the Board, I welcome Mr. Li to our board. Mr. Li has extensive experiences in business operations and enterprise services. We think his joining is highly complementary to the skills and experience of our existing board members and expect that he will provide valuable insights to our business.”

In addition, Ms. Joanne Liu has resigned from her role as the Chief Financial Officer of the Company for personal reasons and Mr. Zhong Bi has been appointed as the new Chief Financial Officer of the Company, effective immediately. Mr. Bi joins the Company from HSBC Bank (Singapore) where he served as the National Head of Business Finance. As a veteran in global retail banking and wealth management, Mr. Bi had been working for HSBC for 14 years, serving multiple senior positions, including Head of Analytics at HSCB Mexico Retail Banking, Director of Global Retail Products Pricing and Portfolio Management and Business Development at HSBC USA.

“We are very pleased to welcome Mr. Bi to Yiren Digital and with his comprehensive experience in finance operation, management and planning, we believe that he will bring strong financial operation expertise to the company,” said Mr. Tang. “We also thank Joanne for her outstanding work and tremendous contributions to the company over the past five years. And we wish her success and happiness as she moves to the next chapter of her life.”

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China, providing both credit and wealth management services. For its credit business, the Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For its wealth management business, the Company targets China’s mass affluent population and strives to provide customized wealth management services, with a combination of long-term and short-term targets as well as different types of investments, ranging from cash and fixed-income assets, to funds and insurance. For more information, please visit ir.Yirendai.com.

About CreditEase

Founded in 2006, CreditEase is a Beijing-based world-leading fintech conglomerate in China. It specializes in inclusive finance and wealth management with a dominant position in credit technology, wealth management technology, insurance technology, etc. Main business sectors of CreditEase include Yiren Digital, CreditEase Wealth Management and CreditEase Insurance.